Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

SHANGHAI, China, Mar. 10, 2022 -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

●	Total net revenues were RMB3,172.9 million (US$[1]497.9 million), a decrease of 5.2% year-over-year, of which, service revenues were RMB1,942.9 million (US$304.9 million), an increase of 3.8% year-over-year.

●	Income from operations was RMB4.0 million (US$0.6 million), compared with income from operations of RMB300.6 million in the same quarter of last year. Operating margin was 0.1%, compared with 9.0% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB71.0 million (US$11.1 million), compared with RMB333.1 million in the same quarter of last year. Non-GAAP operating margin was 2.2%, compared with 10.0% in the same quarter of last year.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB8.3 million (US$1.3 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB239.3 million in the same quarter of last year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB75.7 million (US$11.9 million), compared with RMB271.6 million in the same quarter of last year.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were both RMB0.12 (US$0.02), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB3.27 and RMB3.17, respectively, for the same period of 2020.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB1.12 (US$0.18) and RMB1.11 (US$0.17), respectively, compared with RMB3.71 and RMB3.58, respectively, for the same period of 2020.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

Fourth Quarter 2021 Operational Highlights

●	Total Gross Merchandise Volume (“GMV")[6] was RMB26,007.6 million, an increase of 13.7% year-over-year.

●	Distribution GMV[7] was RMB1,381.7 million, a decrease of 16.0% year-over-year.

●	Non-distribution GMV[8] was RMB24,625.9 million, an increase of 16.0% year-over-year.

●	GMV generated from non-TMALL marketplaces and channels accounted for approximately 26.1% of total GMV during the quarter, compared with 21.7% for the same period of 2020.

Fiscal Year 2021 Financial Highlights

●	Total net revenues were RMB9,396.3 million (US$1,474.5 million), an increase of 6.2% year-over-year, of which, service revenues were RMB5,522.7 million (US$866.6 million), an increase of 11.7% year-over-year.

●	Income from operations was RMB7.0 million (US$1.1 million), compared with RMB558.7 million for the fiscal year of 2020.

●	Non-GAAP income from operations was RMB224.1 million (US$35.2 million), compared with RMB668.7 million for the fiscal year of 2020.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB219.8 million (US$34.5 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB426.0 million for the fiscal year of 2020.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB199.6 million (US$31.3 million), compared with RMB535.0 million for the fiscal year of 2020.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS was both RMB3.05 (US$0.48), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB6.82 and RMB6.69, respectively, for the fiscal year of 2020.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.77 (US$0.43) and RMB2.72 (US$0.43), respectively, compared with RMB8.57 and RMB8.40, respectively, for the fiscal year of 2020.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Fiscal Year 2021 Operational Highlights

●	Total GMV was RMB71,053.9 million, an increase of 27.6% year-over-year.

●	Distribution GMV was RMB4,335.7 million, largely flat compared with RMB4,334.6 million for the fiscal year of 2020.

●	Non-distribution GMV was RMB66,718.2 million, an increase of 29.9% year-over-year.

●	GMV generated from non-TMALL marketplaces and channels accounted for approximately 30.7% of total GMV during the fiscal year of 2021, compared with 25.7% for the fiscal year of 2020.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Despite persistent macro challenges, I’m pleased that Baozun’s business remained resilient, and that our team continued to make steady progress on our strategic objectives. Throughout the year we made considerable investments in enhancing our platform, enriching our technological capabilities, as well as growing our proficient talents. Furthermore, we continually integrate functions in our tech-powered middle-office to substantially improve productivity, service quality, and ultimately cost optimization. Although a weaker consumption sentiment permeates the fourth quarter, we continue to see acceleration in the deployment of omni-channel strategy. Built on our excellent value-creation capability and strong business development, I’m glad to see our new business pipeline expanded three-fold from a year ago. For 2022, we are poised to bring best-in-class services and innovative solutions to our brand partners, and march further on our medium-term strategic plans to drive business growth and sustainable value creation.”

Mr. Arthur Yu, Chief Financial Officer of Baozun, commented, “We ended 2021 on a solid note with full year GMV of RMB71.1 billion, total net revenues of RMB9.4 billion and non-GAAP net income of RMB217.4 million with total cash position of RMB4.7 billion. In many ways, our business is more resilient and balanced, benefiting from diversification in category mix, breakthrough in omni-channel strategy, as well as complementary business acquisitions. With confidence in the company’s long-term prospects, we repurchased approximately US$164.9 million of our shares throughout the year. Looking ahead into 2022, we will pursue additional expansion opportunities and further optimize our financial structure and resource allocation. We remain confident in our business model and investment strategy, and we are steadfast on our mission to become the leading global brand e-commerce business partner.”

Fourth Quarter 2021 Financial Results

Total net revenues were RMB3,172.9 million (US$497.9 million), a decrease of 5.2% from RMB3,346.7 million in the same quarter of last year.

Product sales revenue was RMB1,230.0 million (US$193.0 million), a decrease of 16.6% from RMB1,474.2 million in the same quarter of last year. The decrease was primarily attributable to weaker macro environment and a decline in consumption sentiment in China during the quarter, resulting in sales contraction in appliances, personal-care products, as well as lower product sales as the Company optimizes its product portfolio in distribution model.

Services revenue was RMB1,942.9 million (US$304.9 million), an increase of 3.8% from RMB1,872.5 million in the same quarter of last year. The increase was primarily attributable to incremental revenue contribution of RMB282.9 million (US$44.4 million) from the Company’s acquisitions, especially from two warehouse and supply chain businesses, which was partially offset by less service revenue from consignment service model.

Total operating expenses were RMB3,168.9 million (US$497.3 million), compared with RMB3,046.1 million in the same quarter of last year.

●	Cost of products was RMB1,043.6 million (US$163.8 million), compared with RMB1,286.7 million in the same quarter of last year. The decrease was primarily due to the decline in product sales revenue, which was partially offset by an improvement in gross profit margin of product sales.

●	Fulfillment expenses were RMB958.9 million (US$150.5 million), compared with RMB851.0 million in the same quarter of last year. The increase was primarily due to the fulfillment cost of RMB221.5 million (US$34.8 million) incurred by two warehouse and supply chain businesses acquired in current year, which was partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB895.4 million (US$140.5 million), compared with RMB741.4 million in the same quarter of last year. The increase was mainly due to increased staff as the Company grows it business scale, and an expansion in headcount in digital marketing services, which was partially offset by efficiency improvements.

●	Technology and content expenses were RMB126.1 million (US$19.8 million) compared with RMB110.1 million in the same quarter of last year. The increase was mainly due to growth in GMV and the Company’s ongoing investment in technological innovation and productization, which was partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB157.1 million (US$24.7 million), compared with RMB69.2 million in the same quarter of last year. The increase was primarily due to an accelerated amortization of leasehold as the Company moved to its new headquarters in October 2021, a rise in staff costs to recruit and retain talents and an increase from the Company’s M&A activities.

Income from operations was RMB4.0 million (US$0.6 million), compared with RMB300.6 million in the same quarter of last year. Operating margin was 0.1%, compared with 9.0% in the same quarter of last year.

Non-GAAP income from operations was RMB71.0 million (US$11.1 million), compared with RMB333.1 million in the same quarter of last year. Non-GAAP operating margin was 2.2%, compared with 10.0% in the same quarter of last year.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB8.3 million (US$1.3 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB239.3 million in the same quarter of last year. Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.12 (US$0.02), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB3.27 and RMB3.17, respectively, in the same period of 2020.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB75.7 million (US$11.9 million), compared with RMB271.6 million in the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.12 (US$0.18) and RMB1.11 (US$0.17), respectively, compared with RMB3.71 and RMB3.58, respectively, in the same period of 2020.

Fiscal Year 2021 Financial Results

Total net revenues were RMB9,396.3 million (US$1,474.5 million), an increase of 6.2% from RMB8,851.6 million in fiscal year 2020.

Product sales revenue was RMB3,873.6 million (US$607.9 million), relatively flat compared with RMB3,906.6 million in fiscal year 2020.

Services revenue was RMB5,522.7 million (US$866.6 million), an increase of 11.7% from RMB4,945.0 million in fiscal year 2020. The increase was primarily attributable to incremental revenue contribution of RMB565.0 million (US$88.7 million) from the Company’s acquisitions, especially from two warehouse and supply chain businesses.

Total operating expenses were RMB9,389.2 million (US$1,473.4 million), compared with RMB8,292.9 million in fiscal year 2020.

●	Cost of products was RMB3,276.6 million (US$514.2 million), a slight decrease compared with RMB3,326.2 million in fiscal year 2020. The slight decrease was primarily attributable to an improvement in gross profit margin of product sales as the Company optimizes its product portfolio in distribution model.

●	Fulfillment expenses were RMB2,661.1 million (US$417.6 million), compared with RMB2,259.2 million in fiscal year 2020. The increase was primarily due to the fulfillment cost incurred by two warehouse and supply chain businesses acquired in current year.

●	Sales and marketing expenses were RMB2,549.8 million (US$400.1 million), compared with RMB2,130.7 million in fiscal year 2020. The increase was mainly due to increased staff as the Company grows it business scale, and an expansion in headcount in digital marketing services, which was partially offset by efficiency improvements.

●	Technology and content expenses were RMB448.4 million (US$70.4 million) compared with RMB409.9 million in fiscal year 2020. The increase was mainly due to growth in GMV and the Company’s ongoing investment in technological innovation and productization, which was partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB525.8 million (US$82.5 million), compared with RMB224.0 million in fiscal year 2020. The increase was primarily due to an increase of write-down of account receivable, an increase in rental expenses and accelerated amortization of leasehold in correlation with the Company’s move to its new headquarters, as well as a rise in staff costs to recruit and retain talents.

Income from operations was RMB7.0 million (US$1.1 million), compared with RMB558.7 million in fiscal year 2020. Operating margin was 0.1%, compared with 6.3% in fiscal year 2020.

Non-GAAP income from operations was RMB224.1 million (US$35.2 million), compared with RMB668.7 million in fiscal year 2020. Non-GAAP operating margin was 2.4%, compared with 7.6% in fiscal year 2020.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB219.8 million (US$34.5 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB426.0 million in fiscal year 2020. Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB3.05 (US$0.48), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. of RMB6.82 and RMB6.69, respectively, in fiscal year 2020.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB199.6 million (US$31.3 million), compared with RMB535.0 million in fiscal year 2020. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.77 (US$0.43) and RMB2.72 (US$0.43), respectively, compared with RMB8.57 and RMB8.40, respectively, in fiscal year 2020.

As of December 31, 2021, the Company had RMB4,699.8 million (US$737.5 million) in cash, cash equivalents, restricted cash and short-term investments, compared with RMB5,179.9 million as of December 31, 2020, and RMB2,751.0 million as of September 30, 2021. The sequential increase in cash, cash equivalents, restricted cash and short-term investments was primary attributable to a proceed of RMB1,290.8 million (US$202.6 million) received from Cainiao Network for its 30% equity investment in Baotong, the Company’s subsidiary for the warehouse and supply chain business group. The Company expects to receive the remaining final proceed of approximately US$15.3 million from Cainiao Network in the first quarter of 2022.

Update in Share Repurchase Programs

During the fourth quarter of 2021, the Company repurchased approximately 8.5 million of ordinary shares (including ordinary shares represented by the ADSs) for approximately US$39.9 million under its share repurchase program. In total, the Company repurchased approximately 27.2 million of ordinary shares (including ordinary shares represented by the ADSs) for approximately US$164.9 million under its share repurchase programs for fiscal year 2021.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Thursday, March 10, 2022 (8:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1269727. Once preregistration has been completed, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 08:59 p.m. Beijing Time, March 18, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Mainland China	8008-700-206
Hong Kong	800-963-117
Passcode:	1269727#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,579,665	4,606,545	722,867
Restricted cash	151,354	93,219	14,628
Short-term investments	1,448,843	-	-
Accounts receivable, net	2,188,977	2,260,918	354,788
Inventories, net	1,026,038	1,073,567	168,466
Advances to suppliers	284,776	527,973	82,850
Prepayments and other current assets	438,212	572,774	89,881
Amounts due from related parties	40,935	68,984	10,825
Total current assets	9,158,800	9,203,980	1,444,305

Non-current assets
Investments in equity investees	53,342	330,788	51,908
Property and equipment, net	430,089	652,886	102,452
Intangible assets, net	146,373	395,210	62,017
Land use right, net	41,541	40,516	6,358
Operating lease right-of-use assets	524,792	1,095,570	171,919
Goodwill	13,574	397,904	62,440
Other non-current assets	51,531	87,926	13,797
Deferred tax assets	54,649	114,200	17,920
Total non-current assets	1,315,891	3,115,000	488,811

Total assets	10,474,691	12,318,980	1,933,116

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	-	2,288,465	359,110
Accounts payable	421,562	494,079	77,533
Notes payable	500,820	529,603	83,106
Income tax payables	72,588	127,990	20,084
Accrued expenses and other current liabilities	991,180	984,519	154,493
Amounts due to related parties	44,997	73,794	11,580
Current operating lease liabilities	165,122	278,176	43,652
Total current liabilities	2,196,269	4,776,626	749,558

Non-current liabilities
Long-term loan	1,762,847	-	-
Deferred tax liabilities	2,538	51,525	8,085
Long-term operating lease liabilities	370,434	883,495	138,640
Other non-current liabilities	-	125,985	19,769
Total non-current liabilities	2,135,819	1,061,005	166,494

Total liabilities	4,332,088	5,837,631	916,052

Redeemable non-controlling interests	9,000	379,056	59,482

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 220,505,115 and 195,493,754 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	137	125	20
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	8	8	1
Additional paid-in capital	5,207,631	5,999,812	941,501
Treasury shares	-	(385,942)	(60,563)
Retained earnings	952,001	425,125	66,711
Accumulated other comprehensive income	(48,756)	(100,145)	(15,715)

Total Baozun Inc. shareholders' equity	6,111,021	5,938,983	931,955

Non-controlling interests	22,582	163,310	25,627

Total equity	6,133,603	6,102,293	957,582

Total liabilities, redeemable non-controlling interests and equity	10,474,691	12,318,980	1,933,116

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Product sales	1,474,246	1,230,025	193,018	3,906,611	3,873,589	607,851
Services	1,872,452	1,942,853	304,876	4,944,952	5,522,667	866,627
Total net revenues	3,346,698	3,172,878	497,894	8,851,563	9,396,256	1,474,478

Operating expenses (1)
Cost of products	(1,286,659)	(1,043,606)	(163,765)	(3,326,243)	(3,276,571)	(514,165)
Fulfillment(2)	(850,991)	(958,863)	(150,467)	(2,259,176)	(2,661,126)	(417,589)
Sales and marketing (2)	(741,386)	(895,397)	(140,507)	(2,130,667)	(2,549,842)	(400,126)
Technology and content(2)	(110,148)	(126,060)	(19,782)	(409,870)	(448,410)	(70,365)
General and administrative(2)	(69,167)	(157,148)	(24,660)	(224,045)	(525,802)	(82,510)
Other operating income, net	12,281	12,197	1,914	57,115	72,516	11,379
Total operating expenses	(3,046,070)	(3,168,877)	(497,267)	(8,292,886)	(9,389,235)	(1,473,376)
Income from operations	300,628	4,001	627	558,677	7,021	1,102
Other income (expenses)
Interest income	13,679	9,074	1,424	41,373	62,943	9,877
Interest expense	(14,097)	(16,102)	(2,527)	(66,124)	(56,847)	(8,921)
Unrealized investment loss	-	(21,024)	(3,299)	-	(209,956)	(32,947)
Gain on disposal of investment	-	150	24	-	150	24
Impairment loss of investments	(10,000)	-	-	(10,800)	(3,541)	(556)
Exchange gain	25,544	26,726	4,194	25,725	46,226	7,254
Income (loss) before income tax	315,754	2,825	443	548,851	(154,004)	(24,167)
Income tax expense (3)	(75,951)	(1,818)	(285)	(127,787)	(55,259)	(8,671)
Share of income (loss) in equity method investment, net of tax of nil	(967)	2,086	327	5,470	3,300	518
Net income (loss)	238,836	3,093	485	426,534	(205,963)	(32,320)
Net income (loss) attributable to noncontrolling interests	207	689	108	(796)	(1,505)	(236)
Net income (loss) attributable to redeemable noncontrolling interests	304	(12,127)	(1,903)	254	(12,362)	(1,940)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	239,347	(8,345)	(1,310)	425,992	(219,830)	(34,496)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	1.09	(0.04)	(0.01)	2.27	(1.02)	(0.16)
Diluted	1.06	(0.04)	(0.01)	2.23	(1.02)	(0.16)
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	3.27	(0.12)	(0.02)	6.82	(3.05)	(0.48)
Diluted	3.17	(0.12)	(0.02)	6.69	(3.05)	(0.48)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	219,717,614	202,916,914	202,916,914	187,322,781	216,370,290	216,370,290
Diluted	239,172,660	202,916,914	202,916,914	190,988,171	216,370,290	216,370,290

Net income (loss)	238,836	3,093	485	426,534	(205,963)	(32,320)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(91,702)	(21,355)	(3,351)	(77,136)	(51,389)	(8,064)
Comprehensive income (loss)	147,134	(18,262)	(2,866)	349,398	(257,352)	(40,384)

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Fulfillment	407	5,303	832	8,497	16,845	2,644
Sales and marketing	11,760	26,559	4,168	38,631	89,275	14,009
Technology and content	4,479	10,331	1,621	16,711	38,001	5,963
General and administrative	15,452	13,772	2,161	44,601	52,426	8,227
	32,098	55,965	8,782	108,440	196,547	30,843

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million and RMB11.1 million for the three months period ended December 31, 2020 and 2021, respectively. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB1.6 million and RMB20.5 million for the year ended December 31, 2020 and 2021, respectively.

(3) Including income tax benefits of RMB0.1 million and RMB1.9 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended December 31, 2020 and 2021, respectively. Including income tax benefits of RMB0.4 million and RMB3.7 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the year ended December 31, 2020 and 2021, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	300,628	4,001	627	558,677	7,021	1,102
Add: Share-based compensation expenses	32,098	55,965	8,782	108,440	196,547	30,843
Amortization of intangible assets resulting from business acquisition	391	11,056	1,735	1,564	20,536	3,222
Non-GAAP income from operations	333,117	71,022	11,144	668,681	224,104	35,167

Net income (loss)	238,836	3,093	485	426,534	(205,963)	(32,320)
Add: Share-based compensation expenses	32,098	55,965	8,782	108,440	196,547	30,843
Amortization of intangible assets resulting from business acquisition	391	11,056	1,735	1,564	20,536	3,222
Unrealized investment loss	-	21,024	3,299	-	209,956	32,947
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(1,853)	(291)	(392)	(3,686)	(579)
Non-GAAP net income	271,227	89,285	14,010	536,146	217,390	34,113

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	239,347	(8,345)	(1,310)	425,992	(219,830)	(34,496)
Add: Share-based compensation expenses	32,098	55,965	8,782	108,440	196,547	30,843
Amortization of intangible assets resulting from business acquisition	199	8,348	1,310	796	15,574	2,443
Unrealized investment loss	-	21,024	3,299	-	209,956	32,947
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(1,311)	(206)	(200)	(2,645)	(415)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	271,594	75,681	11,875	535,028	199,602	31,322

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	3.71	1.12	0.18	8.57	2.77	0.43
Diluted	3.58	1.11	0.17	8.40	2.72	0.43
Weighted average shares used in calculating net income per ordinary share
Basic	219,717,614	202,916,914	202,916,914	187,322,781	216,370,290	216,370,290
Diluted	239,172,660	205,037,261	205,037,261	190,988,171	219,871,884	219,871,884